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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               DIGITAL RIVER, INC.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   25388B-10-4
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                                 (CUSIP Number)

                                 March 20, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

                      [ ] Rule 13d - 1(b)
                      [X] Rule 13d - 1(c)
                      [ ] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 25388B-10-4                 13G                  PAGE 2 OF 5 PAGES
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    1       NAME OF REPORTING PERSON
            S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     CONNECTINC.COM, CO.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                     N/A                                              (a)  [ ]
                                                                      (b)  [ ]
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    3       SEC USE ONLY


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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     CALIFORNIA
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                          5      SOLE VOTING POWER

                                   0
                       ---------------------------------------------------------
      NUMBER OF           6      SHARED VOTING POWER
       SHARES
    BENEFICIALLY                   1,630,368
      OWNED BY         ---------------------------------------------------------
        EACH              7      SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                      1,630,368
        WITH           ---------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                   0
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    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,630,368
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    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            [ ]     N/A
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    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    6.6%
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    12      TYPE OF REPORTING PERSON

                    CO
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CUSIP NO. 25388B-10-4                 13G                  PAGE 3 OF 5 PAGES
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ITEM 1.

        (a)     Name of Issuer: Digital River, Inc.

        (b)     Address of Issuer's Principal Executive Offices:
                9625 W. 76th Street, Suite 150
                Eden Prairie, MN 55344

ITEM 2.

        (a)     Name of Person Filing: ConnectInc.com, Co.

        (b)     Address of Principal Business Office or, if none, Residence:

                333 West San Carlos
                San Jose, CA 95110

        (c) Citizenship: corporation is organized under the laws of Delaware.

        (d)     Title of Class of Securities: Common Stock

        (e)     CUSIP Number: 25388B-10-4

ITEM 3.         STATUS OF PERSON FILING:

                Not Applicable

ITEM 4.         OWNERSHIP

        (a)     Amount Beneficially Owned: 1,630,368

        (b) Percent of Class: 6.6%, based on 24,650,472 shares outstanding as of March 26, 2001

        (c)     Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote: 0

                (ii)    shared power to vote or to direct the vote: 1,630,368(1)

                (iii)   sole power to dispose or to direct the disposition of:
                        1,630,368

                (iv)    shared power to dispose or to direct the disposition of:
                        0

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(1) All shares are subject to a voting agreement and irrevocable proxy permitting Issuer to direct voting of the shares for up to five years from issuance (A) with respect to all elections of directors, if shares are held by Reporting Person, and (B) with respect to all matters submitted for a vote of Issuer's stockholders, if shares are held by certain types of transferees or transferees who purchase from Reporting Person shares of Issuer's common stock representing 5% or more of the outstanding shares of such stock.



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CUSIP NO. 25388B-10-4                 13G                  PAGE 4 OF 5 PAGES
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ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not Applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               ConnectInc.com, Co. is a wholly-owned subsidiary of Calico Commerce, Inc., a Delaware corporation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF THE GROUP

               Not Applicable.

ITEM 10.       CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP NO. 25388B-10-4                 13G                  PAGE 5 OF 5 PAGES
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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 30, 2001

                                              /s/ ARTHUR F. KNAPP, JR.
                                             -----------------------------------
                                             Arthur F. Knapp, Jr.








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